1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 5, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

BY FAX

Date:	September 30, 2007

To:	George K. Schuler
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel (202) 551-3718
Fax (202) 772-9368

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel (86) 537-538-2319
Fax (86) 537-538-3311

Re: Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2006

Dear Mr. Schuler:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2006, received on September 27, 2007. We are in the process of preparing our responses to the Commission’s comments. However, due to the week-long holiday in China in celebration of the country’s National Day beginning on October 1, our offices will be closed until October 8, 2007. In addition, we need more time to liaise with our foreign subsidiary to provide responses to your comments with respect to Austar mine. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from October 10, 2007 (10 business days from the date of receipt of the Commission’s comments) to October 31, 2007.

Thank you in advance for your favourable consideration and the granting of extension. I look forward to receiving your written confirmation for the extension.

With best regards,

By	/s/ WU Yuxiang
WU Yuxiang
Chief Financial Officer

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310